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                             August 3, 2023

       Jison Lim
       Director and Chairman
       Ten-League International Holdings Ltd
       16 Gul Drive
       Singapore 629467

                                                        Re: Ten-League
International Holdings Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted July 7,
2023
                                                            CIK No. 0001982012

       Dear Jison Lim:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted July 7, 2023

       Cover Page

   1. We note your disclosure that Ten-League Corp will own a percentage of your outstanding shares such that you
will be a controlled company. Please revise this disclosure to state that Mr. Lim controls
Ten-League Corp and therefore Mr. Lim will have the ability to determine all matters
requiring approval by stockholders.
       Prospectus Summary
       Overview, page 4

   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with being reliant on a majority
of the company   s supplies coming from a supplier in China. Your
 Jison Lim
FirstName
Ten-LeagueLastNameJison     Lim
             International Holdings Ltd
Comapany
August      NameTen-League International Holdings Ltd
        3, 2023
August
Page  2 3, 2023 Page 2
FirstName LastName
         disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale. Please include similar disclosure in the risk factors and business sections, as appropriate.
3. We note at several points in the registration statement you refer to your "predecessor companies." Please clarify what entities you are referring to as "predecessor entities" and disclose how they form a part of the development of your business. Refer to Item 4.A.4 of
         Form 20-F, as incorporated by Item 4.a of Form F-1.
Risk Factors
Risks Related to Our Business and Industry
We are dependent on Major Supplier. There can be no assurance that we will be able to renew our distribution agreements with..., page 10

4. We note that you rely on Major Supplier for a majority of your purchases. Please disclose the risks of this reliance and any supply chain disruptions you have experienced due to such reliance.
We are dependent on the level of activities in the construction..., page 13

5. You disclose that your business may be negatively impacted by supply chain disruptions.
         Please revise to discuss whether you have or expect to suspend the production, purchase, sale or maintenance of certain items; experience higher costs due to constrained capacity, or experience surges or declines in consumer demand for which you are unable to adequately adjust your supply. If so, explain whether you have undertaken efforts to mitigate the impact.
We face risks related to heightened inflation, recession, financial and credit market disruptions and other economic conditions., page 20

6. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our..., page 29

7. You disclose that your management has not performed an assessment of the effectiveness of your internal controls. Either here or in a new risk factor, please also address your management's team lack of experience complying with U.S. public company ongoing reporting requirements and the negative impact this could have on your business.
Use of Proceeds, page 35

8. We note your disclosure that approximately 15% of the offering's proceeds will be used to
         "expand through strategic acquisitions and investments." Please give a brief description
 Jison Lim
FirstName
Ten-LeagueLastNameJison     Lim
             International Holdings Ltd
Comapany
August      NameTen-League International Holdings Ltd
        3, 2023
August
Page  3 3, 2023 Page 3
FirstName LastName
         of the businesses you are planning to acquire and information on the status of the acquisitions. Refer to Item 3.C.3 of Form 20-F, as incorporated by
Item 4.a of Form F-1.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
42

9. We note your disclosure stating that spending levels by customers are a key factor affecting your results of operations. To the extent that increased interest rates have impacted customers' spending levels causing a corresponding impact on your sales volumes, please describe this here and in the risk factors section, as applicable.
Year on Year Comparison of Our Results of Operations, page 48

10. We note your sales of heavy equipment increased by 36.5% for the year ended December
         31, 2022. Please revise to provide quantified analysis of the significant drivers behind material changes in your revenues, including the extent to which changes in revenue are attributable to changes in prices or to changes in volume. Refer to Item 5 of
         Form 20-F, including the related Instructions.
11. Please revise to provide an analysis of the significant drivers behind material changes in your cost of revenue which increased by 28.5% for the year ended December 31, 2022.
         For example, elsewhere in the filing you discuss supply chain disruptions, rising costs of material and labor. Please quantify the effects of changes in both price and volume on expenses, where appropriate. Refer to Item 5 of Form 20-F, including the related
         Instructions.
Business, page 70

12. We note your disclosure on page 15 that the prices of your equipment fluctuate during the
         "construction season." If your business is impacted by seasonality, please provide a description. Refer to Item 4.B.3 of Form 20-F, as incorporated by Item 4.a of Form F-1.
13. You reference the dependency ceiling ratio imposed by the Singaporean Ministry of
         Manpower. We also note your disclosure on page 12 that 52.9% of your employees are foreign workers. Please disclose in this section, or elsewhere you deem appropriate, how close you are to meeting the dependency ceiling ratio. In addition, please disclose if the foreign manpower regulation has any other material effects on your business. Refer to
         Item 4.B.8 of Form 20-F, incorporated by Item 4.a of Form F-1.
We have a strong long-term relationship with our Major Supplier and a wide customer base across..., page 72

14. We note that your Major Supplier is a China-based enterprise. Please disclose whether your business segments, products, lines of service, projects, or operations were materially impacted by the pandemic related lockdowns in China. In addition, discuss any steps you are taking, or have taken, to mitigate adverse impacts to your business.
 Jison Lim
Ten-League International Holdings Ltd
August 3, 2023
Page 4
Executive Officers and Directors, page 104

15. We note that in the biography for Ms. Lin you refer to her joining the "Group" in 1998.
         However, the definition of Group on page 1 states that "Group" refers to Ten-League
         International Holdings Limited or its subsidiaries. International Holdings Limited is disclosed as having been founded in 2023 and its subsidiaries were all founded after 1998.
         Please clarify this discrepancy. Refer to Item 1.A of Form 20-F, as incorporated by Item
         4.a of Form F-1.
Consolidated Statements of Operations and Comprehensive Income, page F-4

16. We note you reported zero selling and distribution costs in both years ended December 31,
         2022 and 2021. However your policy states    sales and marketing
expenses include
         payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Also, page 92 shows 10% of your full-time employees are categorized as Sales and Marketing. Please revise or explain.
Note 2 Summary of Significant Accounting Policies
(f) Accounts Receivable, net, page F-9

17. You disclose "The normal settlement terms of accounts receivable from insurance companies in the provision of brokerage agency services are within 30 days upon the execution of the insurance policies." Please describe for us the nature of these transactions.
(j) Revenue Recognition, page F-10

18. Please clarify if you are recognizing revenue from the sale of products on a gross basis.
         Please revise to disclose whether there are any sales for which you are acting as an agent and have evaluated for indicators of gross and net revenue reporting in ASC 606-10-55-36 through 55-40.
Notes to consolidated Financial Statements
Note 12 Bank Borrowings, page F-19

19. Please revise to disclose the nature of "Bills payable," including significant terms.
Exhibits
FirstName LastNameJison Lim
20. Please file your agreements with Major Supplier, including the distribution agreement(s),
Comapany    NameTen-League
       service-dealer         International
                      agreement(s),         Holdings
                                    and dealership   Ltd
                                                   agreement(s) as exhibits to
the registration
Auguststatement.   Refer
        3, 2023 Page 4 to Item 8(a) of Form F-1 and Item 601(b)(10) of Regulation S-K.
FirstName LastName
 Jison Lim
FirstName
Ten-LeagueLastNameJison     Lim
             International Holdings Ltd
Comapany
August      NameTen-League International Holdings Ltd
        3, 2023
August
Page  5 3, 2023 Page 5
FirstName LastName
General

21. We note the use of the term "Major Supplier" throughout the registration statement.
         Instead, please disclose the name of the entity represented by the term "Major Supplier."
22. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
23. We note your placeholder for the initial public offering price range in the IPO Prospectus cover page, indicating that the initial public offering price will not be fixed at the time of effectiveness. However, the Resale Prospectus cover page includes a placeholder for the fixed initial public offering price. Please tell us whether the selling shareholders plan to sell their shares at a fixed price, and if so, please confirm that you will specify prior to effectiveness the fixed price at which or price range within which selling shareholders will sell their shares and revise the Resale Prospectus cover page as applicable. Refer to Item
         501(b)(3) of Regulation S-K. In the alternative, please confirm that the selling shareholders will not make any sales until the shares are listed on a national securities exchange, and revise your Resale Prospectus cover page to remove the reference to a fixed price and clarify that such selling shareholders will sell their shares at market prices once trading of your common stock begins.
       You may contact Nasreen Mohammed at 202-551-3773 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.




                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services